EXHIBIT 21.1

SUBSIDIARIES

Name of Subsidiary	Location of Incorporation
St. John Knits, Inc.	California
St. John Apparel, LLC	Delaware
St. John Trademarks, Inc.	California
St. John Italy, Inc.	California
St. John Home Stores, LLC.	Delaware
St. John International, Inc.	Barbados
St. John Knits, AG	Switzerland
St. John de Mexico S.A. de C.V.	Mexico
St. John Company, Ltd.	Japan
St. John Knits & Cie.S.e.n.c.	Luxemburg
St. John Asia Limited	Hong Kong